

November 29, 2010

Room 4631

Toshiaki Kuzuoka
Vice President and Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

> **Re:** **Hitachi, Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **File No. 001-08320**

Dear Mr. Kuzuoka:

     We have reviewed your response dated November 16, 2010 and have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Valuation and Qualifying Accounts, page F101

1. We note your response to prior comment 1 and it remains unclear how your accounting for estimated bad debts complies with ASC Topic 310-10-35-4c and 8. Specifically, your response illustrates that your receivables "overdue over one year" represented ¥27.7 billion. After taking the ¥27.7 billion into account, you still have approximately ¥16.2 billion of reserves not fully discussed in your response. Your response provides information on subsidiaries A, C, E and H to substantiate why the allowance exceeds the total amount of receivables overdue but does not provide a clear and concise analysis of how you determined your total allowance of ¥43.9 billion in accordance with ASC 310-10. We note on page 4 of your response your assertion that the total allowance of ¥43.9 billion represents approximately 50% of the total past due account balances of ¥84.1 billion yet your response did not address the basis for your reserve for those accounts "over due within one year" which totaled ¥56.5 billion. Specifically, it is unclear whether you have any objective and reliable historical evidence to suggest that 2% of your 3/31/10 receivables will be uncollectible. Also, it is unclear whether you have any

objective and reliable historical evidence to suggest that 52% of your overdue receivables will be uncollectible. Further, the declining trend in charge-offs, the decline in your delinquency rates, the "trend of gradual economic recovery" and the corresponding positive impact on credit quality, and the consistent improvement in your trade receivables turnover ratios during fiscal 2010 – are all evidence suggesting that the expected losses embedded in your 3/31/10 receivables portfolio would be less than what you actually experienced in prior periods. Consequently, if you do not have any relevant historical credit loss experience supporting your 3/31/10 allowance balance, then it appears that a restatement to your financial statements may be required.

We understand that there may be factors considered in estimating your allowance that may not have been fully communicated in your response. To enhance our understanding of this issue, please tell us how much of the overdue accounts at March 31, 2010 have been collected to date for both the "over one year" and "within one year" categories. Additionally, reconcile for us what the remaining ¥16.2 billion (¥43.9 billion total reserve balance less ¥27.7 billion of overdue accounts over one year) of reserves relates to. In this regard, you discuss the qualitative reasons reserves were booked for subsidiaries A, C, E and H but did not quantitatively discuss how the overdue accounts for each of these subs specifically and quantitatively corresponds with the reserve booked for each subsidiary.

Based on the above, there is a concern that you potentially over-reserved your allowance for doubtful accounts. We understand that loss reserves which exceed the pre-requisites of US GAAP can ultimately have a material distortive impact on the operating results of future periods. As noted previously, your reserves balance covers over 14 years of future charge-offs based on fiscal 2010 activity. In fact, your charge-offs have not exceeded ¥9.0 billion in any given year over the last ten years. Throughout your response letter, you discuss the positive trends in your bad debt write offs and delinquency rates for 2010 which appears inconsistent with your basis for a ¥43.9 billion allowance for doubtful accounts. Specifically, bad debt write-offs decreased to ¥3.1 billion in 2010 from ¥4.8 billion in 2009. Delinquency rates decreased to 3.8% in 2010 from 4.3% in 2009. You further point out in your response that accounts receivable turnover ratios have improved to 5.1 in 2010 from 4.6 in 2009 which represents a period of "global economic recovery." In your Form 6-K filed on November 4, 2010, we note your accounts receivable balance decreased over 10% due to "marked improvement in net income and ongoing measures to improve the efficient use of working capital." Please provide a complete and substantive explanation addressing these concerns. Also, please provide us with any proposed disclosure that fully addresses the apparent inconsistencies between your accounting for credit losses and the positive trends observed in the credit quality of your 3/31/10 receivables portfolio. In light of these positive trends and recent improved working capital management, tell us whether you expect a material downward adjustment in your reserve during fiscal 2011 given the factors discussed in your response and November 4, 2010 Form 6-K.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Senior Accountant at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief